Exhibit 99.1
News Release

MediWound Appoints Mr. Boaz Gur-Lavie as Chief Financial Officer

YAVNE, Israel, June 11, 2019 -- MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, today announced the appointment of Mr. Boaz Gur-Lavie as Chief Financial Officer, effective June 11, 2019.

“We are pleased to have Boaz, a skilled and experienced financial management executive, join our dedicated and experienced leadership team,” said Sharon Malka, Chief Executive Officer of MediWound. “Boaz is an industry veteran with over a decade of extensive experience in M&As, IPOs, capital raises, investor and public relations, financial strategies and business development. We look forward to his valuable contributions as the Company advances the development of EscharEx® and works towards expanding the use of NexoBrid® in international markets.”

Mr. Gur-Lavie stated, “I am thrilled to join the executive team at MediWound.  MediWound is pioneering wound and burn care around the world with its innovative products, NexoBrid and EscharEx, that have been validated clinically and commercially. It is a privilege to join MediWound’s team, as we develop the pipeline and bring these ground-breaking therapies for debilitating burns to patients globally.”

About Boaz Gur-Lavie
Prior to joining MediWound, Mr. Gur-Lavie co-founded Center for Digital innovation (CDI), a non-profit organization determined to improve the quality of lives by creating innovative new solutions for challenges in the space of healthy aging and digital health, while focusing on senior citizens. At the same time in early 2015, he co-founded MDClone which introduces the world’s first Healthcare Data Sandbox, unlocking healthcare data to enable limitless exploration, discovery and collaboration. Previously, he served as the chief financial officer of the stem cell Nasdaq listed company, Pluristem Therapeutics, from 2013 to 2015. He also served as the chief financial officer of STARLIMS, a Nasdaq listed company, until it was acquired by Abbott Laboratories in 2010, after which he served as the chief financial officer of Abbott’s informatics division until 2013. Mr. Gur-Lavie is a certified public accountant and received his B.A in economics and M.B.A in finance from the Ben-Gurion University in Israel.

About MediWound Ltd.
MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid® demonstrated in clinical trials, with statistical significance the ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissue. The product has received marketing authorization from the European Medicines Agency as well as the Israeli, Argentinian, South Korean, Russian and peruvian Ministries of Health. MediWound's second innovative product, EscharEx® is a topical biological drug for the debridement of chronic and other hard-to-heal wounds using the same proteolytic enzyme technology as NexoBrid. In two Phase 2 studies, EscharEx has demonstrated safety and efficacy in the debridement of chronic and other hard-to-heal wounds, within a few daily applications. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to NexoBrid and our candidate products. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2018 as well as information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:	Jeremy Feffer
Sharon Malka	Managing Director
Chief Executive Officer	LifeSci Advisors
MediWound Ltd.	212-915-2568
ir@mediwound.com	jeremy@lifesciadvisors.com